UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Anchiano Therapeutics Ltd.

(Name of Issuer)

Ordinary Shares, no par value

American Depositary Shares, each of which represents five Ordinary Shares, no par value,

evidenced by American Depositary Receipts

(Title of Class of Securities)

03280X102*

(CUSIP Number)

Alejandro Moreno

c/o Access Industries, Inc.

40 West 57th Street, 28th Floor

New York, New York 10019

(212) 247-6400

with copies to:

Matthew E. Kaplan

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications)

December 27, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*	The CUSIP number applies to the American Depositary Shares. No CUSIP number has been assigned to the Ordinary Shares.

CUSIP No. 03280X102

1	NAME OF REPORTING PERSON. Access Industries Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,521,735 shares
	8	SHARED VOTING POWER 9,307,662 shares
	9	SOLE DISPOSITIVE POWER 6,521,735 shares
	10	SHARED DISPOSITIVE POWER 9,307,662 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,829,397 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 40.1%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Schedule 13D assume an aggregate of 37,099,370 Ordinary Shares issued and outstanding, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission by the Issuer pursuant to Rule 424(b)(5) on February 13, 2019 (the “Prospectus”), inclusive of Ordinary Shares represented by ADSs and 8,262,818 Ordinary Shares to be issued as a result of price protection rights, pursuant to the Purchase Agreement (as defined in Item 3), triggered by the Issuer’s initial public offering of ADSs.

CUSIP No. 03280X102

1	NAME OF REPORTING PERSON. Access Industries, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 15,829,397 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 15,829,397 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,829,397 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 40.1%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Schedule 13D assume an aggregate of 37,099,370 Ordinary Shares issued and outstanding, as reported in the Prospectus, inclusive of Ordinary Shares represented by ADSs and 8,262,818 Ordinary Shares to be issued as a result of price protection rights, pursuant to the Purchase Agreement, triggered by the Issuer’s initial public offering of ADSs.

CUSIP No. 03280X102

1	NAME OF REPORTING PERSON. Access Industries Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 15,829,397 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 15,829,397 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,829,397 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 40.1%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Schedule 13D assume an aggregate of 37,099,370 Ordinary Shares issued and outstanding, as reported in the Prospectus, inclusive of Ordinary Shares represented by ADSs and 8,262,818 Ordinary Shares to be issued as a result of price protection rights, pursuant to the Purchase Agreement, triggered by the Issuer’s initial public offering of ADSs.

CUSIP No. 03280X102

1	NAME OF REPORTING PERSON. Clal Biotechnology Industries Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,307,662 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 9,307,662 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,307,662 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 23.6%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Excludes 6,521,735 Ordinary Shares, represented by 1,304,347 ADSs that are owned directly by Access Industries Holdings LLC.
(2)

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Schedule 13D assume an aggregate of 37,099,370 Ordinary Shares issued and outstanding, as reported in the Prospectus, inclusive of Ordinary Shares represented by ADSs and 8,262,818 Ordinary Shares to be issued as a result of price protection rights, pursuant to the Purchase Agreement, triggered by the Issuer’s initial public offering of ADSs.

CUSIP No. 03280X102

1	NAME OF REPORTING PERSON. Len Blavatnik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 15,829,397 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 15,829,397 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,829,397 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 40.1%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Schedule 13D assume an aggregate of 37,099,370 Ordinary Shares issued and outstanding, as reported in the Prospectus, inclusive of Ordinary Shares represented by ADSs and 8,262,818 Ordinary Shares to be issued as a result of price protection rights, pursuant to the Purchase Agreement, triggered by the Issuer’s initial public offering of ADSs.

AMENDMENT NO. 1 TO SCHEDULE 13D

This amendment to Schedule 13D is being filed by Access Industries Holdings LLC (“AIH”), Access Industries Management, LLC (“AIM”), Access Industries, LLC (“Access LLC”), Clal Biotechnology Industries Ltd. (“CBI”) and Len Blavatnik (collectively, the “Reporting Persons”, and each, a “Reporting Person”) relating to the American Depositary Shares, no par value (“ADSs”), evidenced by American Depositary Receipts, each of which represents five ordinary shares, no par value per share (the “Ordinary Shares”), of Anchiano Therapeutics Ltd. (the “Issuer”). As a result of CBI’s relationships with the other Reporting Persons, it is possible that CBI may be deemed a member of a “group”, within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with such other Reporting Persons. CBI is making this filing as a precautionary matter and this filing shall not be deemed an admission that CBI is a member of a group or is subject to the reporting requirements of Section 13 of the Exchange Act.

The Schedule 13D filed with the Securities and Exchange Commission on February 21, 2019 (the “Schedule”) is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 1. This amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Schedule. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule.

Item 4	Purpose of Transaction

The disclosure in Item 4 is hereby amended and restated in its entirety to read as follows:

The Reporting Persons who hold Ordinary Shares and ADSs directly acquired those securities as an investment in the regular course of their businesses. On November 11, 2019, Ofer Gonen, the Chief Executive Officer of CBI, was appointed to the Issuer’s board of directors (the “Board”). In addition, Isaac Kohlberg, a member of the CBI board of directors, currently serves on the Board. Effective December 31, 2019, Robert Connelly, a consultant to CBI, resigned as a member of the Board.

On December 27, 2019, CBI submitted a demand letter to the Company, in accordance with applicable Israeli law, to convene a special general meeting of shareholders of the Issuer for the purposes of removing four current members of the Board and appointing two designees of CBI to the Board. The demand letter was withdrawn by CBI on December 29, 2019, on the understanding that the Issuer will undertake to convene its annual general meeting of shareholders as promptly as practicable to submit to shareholders proposals to reconstitute the membership of the Board on a basis consistent with the prior demand letter.

The Reporting Persons intend to monitor and evaluate their investment on an ongoing basis and expect to regularly review and consider alternative ways of maximizing their return on such investment. Depending on prevailing market conditions, other investment opportunities, liquidity requirements or other investment considerations the Reporting Persons deem material, the Reporting Persons may from time to time acquire additional ADSs or Ordinary Shares in the open market, block trades, negotiated transactions, or otherwise. The Reporting Persons may also dispose of all or a portion of the Issuer’s securities, in open market or privately negotiated transactions, and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities, in each case, subject to limitations under applicable law.

In exploring ways to maximize their investment, and as part of their ongoing investment activities, CBI has and may continue to engage in, and the Reporting Persons may generally, engage in discussions with representatives of the Issuer and/or other holders of the Issuer’s securities and, from time to time, suggest or take a position regarding, or participate in, a variety of matters relating to the Issuer, which may include, among other things, the Issuer’s business, operations, Board composition, management, corporate governance, strategy, dividends, capital structure or its control, strategic alternatives and direction. To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties and may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action, before forming any intention to pursue any particular plan or direction. The Reporting Persons have not yet determined which, if any, of the above courses of action they may ultimately take, including, but not limited, further actions with respect to the appointment of additional members to the Board. The Reporting Persons’ future actions with regard to the Issuer are dependent on their evaluation of the factors listed above, circumstances affecting the Issuer in the future, including prospects of the Issuer, general market and economic conditions and other factors deemed relevant. The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above or otherwise.

The Reporting Persons may, at any time, and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) – (j) of this Item 4.

Item 5	Interest in Securities of the Issuer

The disclosure in Item 5(c) is hereby supplemented by adding the following at the end thereof:

On November 14, 2019, CBI received a grant of 55,000 stock options from the Issuer, in connection with Mr. Gonen’s appointment to the Board. The options are exercisable into Ordinary Shares at an exercise price of $0.47 and expire on November 13, 2029. One-third of the options are scheduled to vest on November 10, 2020, and one-twelfth of the options are scheduled to vest at the end of each calendar quarter thereafter, until fully-vested.

Item 7	Materials to Be Filed as Exhibits

Exhibit	Description

99.7	Demand Letter, dated as of December 27, 2019.

99.8	Joint Filing Agreement, dated as of December 31, 2019.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 31, 2019

ACCESS INDUSTRIES HOLDINGS LLC	/s/ Alejandro Moreno
Alejandro Moreno

ACCESS INDUSTRIES MANAGEMENT, LLC	/s/ Alejandro Moreno
Alejandro Moreno

ACCESS INDUSTRIES, LLC	/s/ Alejandro Moreno
Alejandro Moreno

CLAL BIOTECHNOLOGY INDUSTRIES LTD.	/s/ Ofer Gonen
Ofer Gonen

/s/ Assaf Segal
Assaf Segal

*
Len Blavatnik

*	The undersigned, by signing his name hereto, executes this Schedule 13D pursuant to the Limited Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith.

By:	/s/ Alejandro Moreno
Name: Alejandro Moreno
Attorney-in-Fact